AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made as of the 8th day of November, 2021 (this “Amending Agreement”)
AMONG:
TRICON US TOPCO LLC, a Delaware limited liability company
(the “Parent”)
- and -
BREIT DEBT PARENT LLC, a Delaware limited liability company
(“BREIT”)
- and -
EACH OTHER MEMBER OF TRICON PIPE LLC AS LISTED ON EXHIBIT A HERETO, AND EACH PERSON SUBSEQUENTLY ADMITTED AS A MEMBER THEREOF
(together with Parent and BREIT, the “Members” and each a “Member”)
WHEREAS the Members are parties to the amended and restated limited liability company agreement of Tricon PIPE LLC (the “Company”) dated September 3, 2020 (the “Company Agreement”) governing the membership in and management of the Company;
AND WHEREAS, on October 12, 2021, Tricon Residential Inc., the ultimate parent of Parent, completed a U.S. initial public offering of its common shares on the New York Stock Exchange, and in connection therewith, intends to change the denomination of its quarterly dividends declared and paid on common shares to U.S. dollars from Canadian dollars;
AND WHEREAS, pursuant to Section 6.3 of the Company Agreement, the holders (“Holders”) of preferred units of the Company (“Preferred Units”) have various consent rights with respect to, among other things, amendments to the Company Agreement which require the affirmative consent of Investor Members (as defined in the Company Agreement) representing at least a majority of the Preferred Units held by Investor Members;
AND WHEREAS, pursuant to Section 14.1 of the Company Agreement, subject to the consent rights of Holders, amendments to the Company Agreement shall be approved by the Parent, as the holder of Voting Units representing at least a Majority Interest (each as defined in the Company Agreement);
AND WHEREAS, in accordance with Section 6.3 and Section 14.1 of the Company Agreement, the Parent, representing at least a Majority Interest of the Voting Units, and BREIT,

representing at least a majority of the Preferred Units held by Investor Members, wish to consent to the amendments of the Company Agreement as set forth herein;
AND WHEREAS, capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Company Agreement.
NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the foregoing and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1.    The parties hereby agree to amend the Company Agreement as follows:
a.    In Section 6.1 of the Company Agreement, to delete the definition of “Annualized Dividend” in its entirety, and replace it with the following:
“Annualized Dividend” shall mean, in respect of any calendar quarter, (a) if the Dividend Quarter VWAP exceeds 115% of the Exchange Price (each as determined on the date on which any dividend or distribution is declared on a Tricon Common Share for such calendar quarter), then Annualized Dividend means the aggregate dividends (for the avoidance of doubt, not on a per share basis) declared by Tricon during such quarter and during the immediately preceding three quarters (with any dividends declared in Canadian dollars converted into U.S. dollars at the FX Rate on the date of declaration, as applicable) and (b) if otherwise, then Annualized Dividend means (i) the aggregate dividends (for the avoidance of doubt, not on a per share basis) declared by Tricon during such quarter (with any dividends declared in Canadian dollars converted into U.S. dollars at the FX Rate on the date of declaration, as applicable), multiplied by (ii) 4.
b.    In Section 6.1 of the Company Agreement, to delete the definition of “Base Quarterly Dividend” in its entirety and replace it with the following:
“Base Quarterly Dividend” shall mean shall mean US$0.058 per Tricon Common Share per calendar quarter, increased by US$0.005 each calendar year beginning on January 1, 2022; provided that, in each case, such amounts shall be equitably adjusted to account for any subsequent share split, share consolidation or similar transaction in respect of the Tricon Common Shares.
c.    In Section 6.1 of the Company Agreement, to add the following double-underlined language and to delete the following stricken language in the definition of “Closing Sale Price”:
“Closing Sale Price” of Tricon Common Shares shall mean, as of any date, the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask

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prices) on such date as reported on the Primary Stock Exchange or, if Tricon Common Shares are not traded on a Stock Exchange, then an amount determined to be the fair market value of a Tricon Common Share by an Independent Financial Advisor retained by the Company for such purpose, acting reasonably. ~~If Tricon Common Shares are traded on more than one Stock Exchange, the price information used to determine the Closing Sale Price shall be the price information in respect of the Stock Exchange on which the aggregate trading volume was the highest as of such date (converted, as applicable, to Canadian dollars at the FX Rate).~~
d.    In Section 6.1 of the Company Agreement, to add the following definition in the appropriate alphabetical order:
“Dividend Quarter VWAP” shall mean the VWAP per Tricon Common Share during the thirty (30)-day period ending on, and including, the Trading Day immediately prior to the date of determination, appropriately adjusted to take into account the occurrence during such period of any event described in Section 6.5(e). For the avoidance of doubt, only the Trading Days during such thirty (30)-day period shall be taken into account in determining the Dividend Quarter VWAP.
e.    In Section 6.1 of the Company Agreement, to add the following double-underlined language and to delete the following stricken language in the definition of “Market Disruption Event”:
“Market Disruption Event” shall mean any suspension of, or limitation imposed on, trading of the Tricon Common Shares by any exchange or quotation system on which the number of Trading Days or the Closing Sale Price ~~or~~, Market Value or Dividend Quarter VWAP is determined (the “Relevant Exchange”) during the one-hour period prior to the close of trading for the regular trading session on the Relevant Exchange (or for purposes of determining the VWAP per Tricon Common Share, any period or periods aggregating one half-hour or longer during the regular trading session on the relevant day) and whether by reason of movements in price exceeding limits permitted by the Relevant Exchange as to securities generally, or otherwise relating to the Tricon Common Shares or options contracts relating to the Tricon Common Shares on the Relevant Exchange.
f.    In Section 6.1 of the Company Agreement, to add the following definition in the appropriate alphabetical order:
“Primary Stock Exchange” shall mean, as determined for a period or date of determination, the Stock Exchange on which the aggregate trading volume of Tricon Common Shares is the highest; provided that for purposes of Section 6.5(b)(ii) and Section 6.5(c), the period of determination shall be the 30 consecutive Trading Day period ending on,

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and including, the Trading Day immediately preceding the Forced Exchange Notice Date.
g.    In Section 6.1 of the Company Agreement, to add the following double-underlined language and to delete the following stricken language in the definition of “Stock Exchange”:
“Stock Exchange” shall mean (i) with respect to the Tricon Common Shares, the TSX ~~or, if Tricon Common Shares are not listed on the TSX,~~ and/or the New York Stock Exchange ~~or the Nasdaq Stock Market~~, as applicable, and in each case for so long as the Tricon Common Shares remain listed thereon (subject to clause (f) of the definition of Change of Control) and (ii) with respect to any other securities, the TSX, the New York Stock Exchange or the Nasdaq Stock Market.
h.    In Section 6.1 of the Company Agreement, to add the following double-underlined language in the definition of “Trading Day”:
“Trading Day” shall mean a Business Day during which trading in securities generally occurs on the Primary Stock Exchange and on which there has not occurred a Market Disruption Event; provided that if Tricon Common Shares are not traded on any Stock Exchange, “Trading Day” shall mean a Business Day.
i.    In Section 6.1 of the Company Agreement, to add the following double-underlined language in the definition of “VWAP”:
“VWAP” shall mean, with respect to any period, the per share volume-weighted average trading price of Tricon Common Shares on the Primary Stock Exchange as displayed under the heading (or similar heading) Bloomberg VWAP on Bloomberg (or, if Bloomberg ceases to publish such price, any successor service reasonably chosen by the Company) page “TCN CN <EQUITY> VWAP” (or its equivalent successor if such page is not available) in respect of the relevant period from the open of trading on the first Trading Day in such period until the close of business on the last Trading Day of such period, as converted into U.S. dollars at the applicable FX Rate on such applicable Trading Day; provided that if such volume-weighted average price is unavailable, the market price of one Tricon Common Share on such Trading Day determined, using a volume-weighted average method, by an Independent Financial Advisor retained for such purpose by the Company, acting reasonably.
j.    In Section 6.5(c) of the Company Agreement, to add the following double-underlined language and to delete the following stricken language in the first paragraph:
(c) The Company shall deliver, or cause to be delivered, the Tricon Common Shares due upon exchange of the Preferred Units in accordance

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with Section 6.5(a) or Section 6.5(b), as applicable, so exchanged as of the Exchange Date (the “Exchange Common Shares”), prior to the commencement of trading on the Primary Stock Exchange ~~on which the Tricon Common Shares are then listed~~ (the “Delivery Time”):
k.    Throughout Article 6, in each instance where reference is made to “converted [into / to] U.S. dollars at the applicable FX Rate”, to add the following underlined language:
[…] converted [into / to] U.S. dollars at the applicable FX Rate (only to the extent not already denominated in U.S. dollars) […]
2.    The execution of this Amending Agreement by BREIT, representing at least a majority of the Preferred Units held by Investor Members, shall be binding upon all other Holders in accordance with the terms of the Company Agreement, and each other Holder will be deemed to be and to have always been a party to this Amending Agreement effective on and as of the date hereof. All other Holders shall be third party beneficiaries to the agreements made hereunder and shall have the right to enforce such agreements directly to the extent they may deem such enforcement necessary or advisable to protect its rights or the rights of Holders hereunder and under the Company Agreement.
3.    Except for the foregoing amendments, the parties acknowledge and confirm that the Company Agreement shall remain in full force and effect, unamended, and, upon the execution of this Amending Agreement, the Amending Agreement and the Company Agreement shall be deemed to constitute the entire Company Agreement.
4.    In the event of any inconsistency between the terms of this Amending Agreement and the terms of the Company Agreement, the provisions of this Amending Agreement shall prevail.
5.    This Amending Agreement and all matters, claims or actions (whether at law, in equity, in contract, in tort or otherwise) based upon, arising out of or relating to this Amending Agreement or the negotiation, execution or performance of this Amending Agreement, shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles.
6.    Each party hereto shall, from time to time and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the amendments to the Company Agreement contained in Section 1 of this Amending Agreement.
7.    This Amending Agreement may at any time be amended by mutual written agreement of the parties hereto and in accordance with the terms of the Company Agreement.

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8.    This Amending Agreement shall be binding upon and enure to the benefit of the parties and their respective successors and permitted assigns.
9.    This Amending Agreement may be executed in any number of counterparts (including counterparts by electronic copy) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed electronic copy of this Amending Agreement, and such executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.
[The remainder of this page intentionally left blank.] IN WITNESS WHEREOF the parties have executed this Amending Agreement as of the date first written above.

TRICON US TOPCO LLC
Per:	Signed “David Veneziano”
Name: David Veneziano
Title: Chief Legal Officer

BREIT DEBT PARENT LLC
Per:	Signed “Asim Hamid”
Name: Asim Hamid
Title: Managing Director and Vice President

EXHIBIT A
COMPANY MEMBERS

[redacted – confidential information]

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